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Henry O. Smith III	PARIS

Direct Dial 212.969.3375
hsmith@proskauer.com

December 7, 2005

Tamara Brightwell, Esq.
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	The Alpine Group, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 000-02249

Dear Ms. Brightwell:

The Alpine Group, Inc. is filing today with the Securities and Exchange Commission amended proxy material. This letter is being written on behalf of Alpine and, based on information supplied by Alpine, provides Alpine’s responses to the comments contained in the Staff’s comment letter dated November 15, 2005. Each of the Staff’s comments is set forth below and Alpine’s response to each such comment immediately follows such comment.

General

1.
Please revise to provide unaudited financial statements for Essex Electric Inc., given that the transaction appears to constitute the disposition of a significant business of Alpine. Refer to Section H. Question 6 of the Third Supplement to our Telephone Interpretations at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

1.	Unaudited historical financial statements for Essex have been attached as Annex X to the proxy statement.

2.
Please disclose how Southwire intends to finance the asset sale price. We note Section 4.5 of the Asset Purchase Agreement. Please also disclose whether Southwire has a signed agreement in place to finance the cash payment, such that financing is assured. See Instruction 2 to Item 14 of Schedule 14A.

Tamara Brightwell, Esq.
Securities and Exchange Commission

2.	The source of the funds to be used by Southwire is set forth under “The Asset Purchase Agreement—Sale Price and Adjustments.”

3.	Please be advised that a manually signed copy of the accountant’s report must be filed with your definitive proxy statement. See Instruction 5 to Item 14 of Schedule 14A.

3.	A manually signed copy of the accountant’s report will be filed with Alpine’s definitive proxy materials.

4.	Please revise to include a summary term sheet as required by Item 14(b)(1) of Schedule 14A.

4.	“Summary of the Asset Sale” has been redrafted in accordance with Item 14(b)(1) of Schedule 14A and Item 1001 of Regulation M-A

5.	Revise to include the contact information for the parties to the transaction as required by Item 14(b)(2) of Schedule 14A.

5.
The names, mailing addresses and telephone numbers of the principal executive offices of Essex, Alpine and Southwire have been added under “Summary of the Asset Sale—The Parties to the Asset Purchase Agreement.”

6.	Please revise to provide a brief statement as to the accounting treatment of the transaction or confirm to us that this is not material. Refer to Item 1004(a)(2)(vi) of Regulation M-A.

6.
The Asset Sale will be accounted for as a sale in accordance with generally accepted accounting principles. Such accounting treatment is customary for transactions similar to the Asset Sale and Alpine does not believe that a description of the accounting treatment of the transactions is material to stockholders.

7.
Please revise to present information concerning the use of the proceeds from the sale of assets in a separately captioned section entitled Use of Proceeds. We note your disclosure under “Alpine and Essex Following the Asset Sale.” Please revise to break up this discussion into “Use of Proceeds” and “Conduct of Business Following the Asset Sale” in order to more clearly present this information.

7.
The information set forth under “Summary of the Asset Sale—Alpine and Essex Following the Asset Sale,”“Questions and Answers About the Asset Sale and the Special Meeting—What Will Happen if the Asset Sale is Authorized by Alpine’s Stockholders?” and “Authorization of the Asset Sale—Alpine and Essex Following the Asset Sale” has been divided into “Conduct of Business Following the Asset Sale” and “Use of Proceeds of the Asset Sale” sections.

Tamara Brightwell, Esq.
Securities and Exchange Commission

Background of the Asset Sale, page 12

8.	Please tell us whether any report, opinion, or appraisal regarding the asset sale was obtained by The Alpine Group. If so, please include the information required by Item 14(b)(6) of Schedule 14A.

8.	Alpine did not obtain any report, opinion or appraisal relating to the Asset Sale.

9.
Please confirm supplementally that projections were not given to Southwire or the three other parties interested in acquiring Essex, or include them in the filing. We note the disclosure on page 13 that three parties contacted Alpine regarding potentially acquiring Essex, confidentiality agreements were entered into with two of these parties, and certain information concerning Essex’s business was provided to the parties.

9.	Alpine has advised that it did not furnish any projections to Southwire or the three other parties that indicated preliminary interest in acquiring Essex.

10.
Please revise throughout this section to disclose in more detail the negotiation of the principal terms of the transaction, including price. For example, we note the fifth paragraph on page 12. Please expand the discussion of how Southwire modified the terms of the sale to be more acceptable to Essex. For example, state the initial price offered by Southwire and disclose how the price and terms were modified. Please use quantification in your revised disclosure.

10.
Additional disclosure concerning the negotiation of the pricing and other principal terms of the transaction has been added in the fifth paragraph under “Authorization of Asset Sale—Background of the Asset Sale” and the bullet points thereunder.

Recommendation of Alpine’s Board; Reasons for the Asset Sale; Vote Required, page 13

11.
Please revise the discussion on page 14 regarding the amount of votes required to approve the asset sale to disclose the number of votes permitted for the common shares and the preferred shares. We note the summary discussion on page 10 regarding the preferred stockholders voting as if the preferred stock converted into common stock.

11.
Additional disclosure concerning the vote required to approve the Asset Sale and the number of votes entitled to be cast by the holders of the series A preferred stock and by the holders of the common stock has been added in the fifth paragraph under “Recommendation of Alpine’s Board; Reasons for the Asset Sale; Vote Required.”

Unaudited Pro Forma Condensed Financial Information, page 16

Tamara Brightwell, Esq.
Securities and Exchange Commission

12.	Update this information as necessary for the quarter ended September 30, 2005.

12.
The unaudited pro forma condensed financial information set forth on Annex XI to the proxy statement has been updated to include financial information as of and for the period ended September 30, 2005. Where appropriate, other financial information in the proxy statement has been updated to set forth information as of and for the period ended September 30, 2005.

The Asset Purchase Agreement, page 16

13.
Please delete the statement that the description of the asset purchase agreement “does not purport to be complete” and is “qualified in its entirety” by the text in Annex I as it implies you have not described the material terms of the agreement.

13.	The first sentence under “The Asset Purchase Agreement” has been revised in the manner requested.

14.
Please revise throughout to provide more detail so that stockholders who are not familiar with this transaction may better understand the Asset Purchase Agreement. For example, you refer to “certain obligations and liabilities” and “certain other obligations and liabilities” on page 17 under “Liabilities to be Assumed by Southwire.” Revise to delete the word “certain” and briefly describe these obligations and liabilities. Please make a similar revision where you refer to “certain liabilities” in (iii) on page 18 under “Sale Price and Adjustments.”

14.	The requested revisions have been made throughout the document.

Representations and Warranties, page 18

15.
We note your statements that the “representations and warranties were made solely for purposes of the contract between Essex and Southwire and may be subject to important qualifications and limitations…” and that the representations and warranties “may not be accurate or complete as of any specified date…” Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the asset purchase agreement, you will provide corrective disclosure.

15.	The requested disclosure has been set forth under “The Asset Purchase Agreement—Representations and Warranties.”

16.
We note your statement that “stockholders should not rely on the representations and warranties as statements of factual information.” Please revise as appropriate to remove the implication that the referenced Asset Purchase Agreement does not constitute a public disclosure.

Tamara Brightwell, Esq.
Securities and Exchange Commission

16.	The requested revision has been made under “The Asset Purchase Agreement—Representations and Warranties.”

Incorporation by Reference, page 25

17.	Please update this section to incorporate by reference the Form 10-Q for the quarter ended September 30, 2005.

17.
The section, “Incorporation of Certain Documents by Reference,” has been amended to include Alpine’s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2005 and such Quarterly Report is attached to the proxy statement as Annex IX.

Enclosed herewith is a letter from Alpine acknowledging its responsibility for, and understanding of, certain matters relating to the proxy materials.

Please call the undersigned at (212) 969-3375 or Alak Goswami at (212) 969-3934 if you have any questions or comments on the enclosed materials or if we can furnish further information or otherwise be of assistance.

Very truly yours,

/s/ Henry O. Smith III
Henry O. Smith III

cc: Lesli Sheppard, Esq.